Tractebel Energia
SUEZ

RECEIVED
2005 JUN 27 P 12:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Florianópolis, June 14th, 2005.

CE DF-0025/2005

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA



SUPPL

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760


05009276

Gentleman,

Please find enclosed the translated copies of the 64th (Sixty Fourth) minutes of Tractebel Energia S.A. *Board of Directors Meeting and the Relevant Fact issued by Tractebel Energia.* These documents were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

PROCESSED
JUN 27 2005
THOMSON
FINANCIAL

cc.: Arianna Ferreira-Foley
The Bank of New York

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48)221 7000 Fax: (48)221 7001

TRACTEBEL ENERGIA S.A.
Public Company
CNPJ/MF 02.474.103/0001-19
NIRE 4230002438-4

RELEVANT FACT

TRACTEBEL ENERGIA S.A., complying with the established in Instruction CVM No. 358/2002, communicates to its shareholders and the market that the Board of Directors, in the meeting held on 06.07.2005, approved the proposed conversion of all class "A" and "B" preferred shares issued by the Company into ordinary shares, on the basis of one ordinary share for each existing preferred share.

The above mentioned proposal is designed essentially to: (i) level the rights conferred by Company shares; (ii) adapt Company stock structure to the best corporate governance procedures; (iii) increase liquidity of all Company shares; and (iv) enable the Company, in the future, to enter the "New Market" of São Paulo Stock Exchange - BOVESPA.

The conversion proposed shall be submitted to the approval of Tractebel Energia S.A. shareholders in a Special General Meeting. The proposal, shall also be submitted to stockholders in the Special Meetings for each preferred shares class.

Stockholders of class "A" and "B" preferred shares disagreeing with the conversion of their shares to ordinary shares may withdraw from the Company, exercising their right to withdraw in agreement with the rules laid down by article 137 of the *Business Corporation Act* (Lei das S.A.).

Shareholders registered in Company records before 06.07.2005 are entitled to the right to withdraw. Negotiations carried out after this date do not guarantee the shareholder the right to withdraw.

We further inform that Board of Directors Proposal for the conversion of all "A" and "B" class preferred shares to ordinary shares is available at the Company web site (www.tractebelenergia.com.br).

Florianópolis June 7, 2005.

Marc Verstraete
Financial and Investors Relations Director

CNPJ/MF 02.474.103/0001-19 – NIRE 4230002438-4

MINUTES OF THE SIXTY-FOURTH TRACTEBEL ENERGIA S.A. BOARD OF DIRECTORS MEETING

On the 7th day of the Month of June two thousand and five, at 12:00 hours, on Avenida Almirante Barroso, 52, 14° andar, conjunto 1401, in the city of Rio de Janeiro/RJ, upon ordinary summons, was held the meeting of the Board of Directors of Tractebel Energia S.A. The following members attended the meeting: Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Jan Franciscus María Flachet, Victor-Frank de Paula Rosa Paranhos, Dirk Beeuwsaert and Luiz Antônio Barbosa, representing the majority of its members. Meeting presided by the Chairman of the board of Directors, Mr. Maurício Stolle Bähr, who proposed my name, Luiz Eduardo Simões Viana, accepted by the board members. Saluting the present, the chairman submitted to discussion the subjects in the Agenda of the notice of meeting. CA-007/2005, May 30th 2005: **Item 1** – approve the proposal for the conversion of all class "A" and "B" preferred shares issued by the Company into Ordinary shares; **Item 2** – if approved the previous item, summon the Extraordinary General Meeting and the Special Meetings for the Shareholders with class "A" and "B" nominative preferred shares; **Item 3** – approve the proposed reform of Company By Laws; and **Item 4** – General matters. After subjects discussed, the chairman submitted the Agenda to vote, and the members of the Board deliberated as follows: **DELIBERATIONS**: **Item 1** – Approved, **unanimously**, the Proposed conversion of all class "A" and "B" preferred shares issued by the Company into Ordinary shares, to be submitted to the shareholders of Tractebel Energia gathered in General Meeting and in Extraordinary Meetings for the holders of each class of preferred shares, in the following transcript terms: "PROPOSAL BY THE BOARD OF DIRECTORS OF TRACTEBEL ENERGIA S.A. Ladies and Gentlemen Shareholders, The present proposal aims to present you the project for the conversion of all class "A" and "B" preferred shares issued by the Company to ordinary shares ("Share Conversion Project"), designed essentially to: (i) level the rights conferred by Company shares; (ii) adapt Company stock structure to the best corporate governance procedures; (iii) increase liquidity of all Company shares; and (iv) enable the Company, in the future, to enter the "New Market" of São Paulo Stock Exchange - BOVESPA. The Share Conversion Project shall be implemented as follows: a) Tractebel Energia Equity is presently divided in 652,742,192 shares, of which 464,052,075 ordinary, 75,069 class "A" preferred and 188,615,048 class "B" preferred; b) the present holders of preferred shares shall continue to have the same proportional participation in the capital and equity of the company, since the conversion will be on a 1 (one) preferred share for 1 (one) ordinary share basis, thus, if the proposed conversion is approved, Company equity will remain divided in 652,742,192 shares, all ordinary; c) preferred shares converted into ordinary shares shall confer all rights to which ordinary shareholders are presently entitled including the right to vote and participate in eventual public offerings due to the alienation of controlling stock within the terms of article 254-A Law No. 6.404/1976; d) Class "A" and "B" preferred shares stockholders disagreeing with the conversion of their shares to ordinary shares may withdraw from the Company, exercising their right to withdraw in agreement with the rules laid down by article 137 of the *Business Corporation Act (*Lei das S.A.).; and e) the approval of the present proposal will imply in the alteration of articles 5°, 8°, §2° and 30, §§ 1° and 5° of the Company Bylaws which shall read as follows: *"Art. 5° - Company equity capital subscribed is R$ 2,445,766,091.90 (two billion, four hundred and*

forty five million, seven hundred and sixty six thousand, ninety one reals and ninety cents) divided into 652,742,192 (six hundred and fifty two million, seven hundred and forty two thousand, one hundred and ninety two) shares, all ordinary, personal and without nominal value. §1° - Shares issued d by the Company my be kept in deposit accounts in the name of their respective holders, under the deed regime, without the issue of certificates, in financial institution appointed by the Board of Directors. §2° - Always when shares ownership is transferred, the depositary fianncial institution may charge the seller the cost for the transfer, within the limits established by the Securities and Exchange Commission of Brazil."; " Art. 8° - The Company is authorized to, through deliberation by the Board of Directors, independent from the tax reform, increase its equity up to R$ 5,000,000,000.00 (five billion reals). (...) §2° - The Board of Directors may approve the issue of new shares without giving the right of preference to previous shareholders if this is carried out through Sales in the stock exchange, public subscription, or exchange for shares in control acquisition public offering."; "Art. 30 – The trade year closes on the 31st of December of each year and the financial statements shall comply with applicable legislation. §1° - In each term shall be compulsory the distribution of a dividend not below 25% (twenty five percent) of net profit, adjusted in the terms of the law, and the destination of the term's integral result shall be submitted to the General Assembly for deliberation. (...) §5° - The Company, upon deliberation by the Board of Directors, may credit or pay the shareholders remuneratory interest over equity, observing applicable legislation. The amounts paid or credited by the Company as interest over equity capital shall be inputted, within the terms of applicable legislation, to the value of compulsory dividends." The Shares Conversion Project shall be submitted to the approval of Tractebel Energia Shareholders in Extraordinary General Meeting. Moreover, considering that the operation will imply the alteration of preferences and advantages presently ensured in the Bylaws to Class "A" and "B" preferred shares, the Project shall also be submitted to a Special Assembly for each class of preferred shares. Convinced that the Company Shareholders shall welcome this, we place ourselves at the shareholders disposal for any clarifications deemed necessary. Rio de Janeiro, June 7th 2005.", The Board of Directors is hereby authorized to adopt all measures required to enforce the deliberation; **Item 2** – Approved, **unanimously**, the summoning of the General Extraordinary and Special Meetings for the Stockholders who own class "A" and "B" preferred nominal shares that may be required for the implementation of the Proposal approved in item 1 above, and the Board of Directors Chairman is authorized to establish publication of the General and Special Meetings Notice; and **Item 3** – Approved, **unanimously**, the forwarding to the Extraordinary General Meeting of the proposal to adequate the Company Bylaws due to the deliberation in item 1 above. The meeting was then opened to questions or comments to all members, who did not express any queries or suggestions thus prompting the Chairman to close the procedures, requesting the present minutes to be registered by me in the condition of meeting Secretary, which, after read and approved by the members of the Board of Directors, including the Chairman and myself, were duly signed by all present. Rio de Janeiro/RJ, 07 de junho de 2005.

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Member of the Board

Jan Franciscus María Flachet
Member of the Board

Victor-Frank de Paula Rosa Paranhos
Member of the Board

Luiz Antônio Barbosa
Member of the Board

Dirk Beeuwsaert
Member of the Board

Luiz Eduardo Simões Viana
Secretary